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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Si Mei Te Food Ltd (formerly known as China Discovery Acquisition Corp.)
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G2112B109
(CUSIP Number)

June 28, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  G2112B109

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Mitchell Metzman
2	Check the Appropriate Box if a Member of a Group (a)  (b) X
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 900,000 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 900,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 
11	Percent of Class Represented by Amount in Row (9) 5.2%(2)
12	Type of Reporting Person IN

(1)	Consists of shares issuable upon the exercise of warrants.
(2)	Based on 16,263,824 ordinary shares outstanding as of July 14, 2009, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on July 15, 2009.

CUSIP No.  G2112B109

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Marnie Metzman
2	Check the Appropriate Box if a Member of a Group (a)  (b) X
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 900,000 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 900,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 
11	Percent of Class Represented by Amount in Row (9) 5.2%(1)
12	Type of Reporting Person IN

(1)	Consists of shares issuable upon the exercise of warrants.
(2)	Based on 16,263,824 ordinary shares outstanding as of July 14, 2009, as reported in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on July 15, 2009.

CUSIP No.  G2112B109

Item 1(a):	Name of Issuer.

Si Mei Te Food Ltd.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

c/o HeNan Smart Food Company Limited
No. 8, Wuzhi Xi Huafeng Industrial Zone
He Nan Province, People’s Republic of China

Item 2(a):	Name of Person Filing.

This statement is filed by Mitchell Metzman and Marnie Metzman (the “Reporting Persons”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

4808 Moorland Lane, Suite 109
Bethesda, Maryland 20814

Item 2(c):	Citizenship.

.	Each of Mitchell Metzman and Marnie Metzman is a citizen of the United States

Item 2(d):	Title of Class of Securities.

Ordinary Shares

Item 2(e):	CUSIP Number.

G2112B109

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No.  G2112B109

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  G2112B109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

/s/ Mitchell Metzman
Mitchell Metzman

/s/ Marnie Metzman
Marnie Metzman